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Nicholas A. Kronfeld
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 701 5950 fax nicholas.kronfeld@davispolk.com

CONFIDENTIAL

October 7, 2010

VIA EDGAR

Re:	YPF S.A. 2009 20-F File No. 1-12102

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Nguyen Parker:

I am writing on behalf of YPF S.A. (“YPF”) in connection with the Staff’s review of YPF’s Form 20-F for the year ended December 31, 2009.  YPF is reviewing internally and with its external reserves engineers, auditors and legal advisors the Staff’s comment letter dated September 28, 2010, and currently expects to respond in writing to the Staff’s comments on or before October 29, 2010.  I understand from a conversation my colleague had with Mr. Morrill that the timing of such response should be acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 212-450-4950) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:	Guillermo Reda, YPF S.A.